October 11, 2013

Heath Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

VIA OVERNIGHT COURIER

Jennifer Gowetski, Senior Counsel

Securities and Exchange Commission

100 F. Street, NE, Main Filing Desk

Washington, DC 20549

RE:	Carter Validus Mission Critical REIT II, Inc.
CIK No. 0001567925

Dear Ms. Gowetski:

On behalf of Carter Validus Mission Critical REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2013 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated September 3, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: Please obtain and file the independent registered public accounting firm’s consent.

Response: The Company hereby confirms that the independent registered public account firm’s consent has been filed as Exhibit 23.1 to the Registration Statement.

Comment No. 2: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: In a supplemental filing, the Company will provide the Staff with copies of any graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus. The Company further undertakes to submit these and any additional examples of such materials, if any, to the Staff for review prior to using them in any preliminary Prospectus.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Comment No. 3: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: The Company hereby undertakes to supplementally file with the Staff support for the quantitative and qualitative business and industry data used throughout the Prospectus. Such supplemental filing will be marked to note the relevant supporting data.

Comment No. 4: We note that you may invest in real estate-related equity and debt interests. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: As discussed in more detail in the “Investment Objectives, Strategy and Criteria – Investment Company Act Considerations” section of the Prospectus, the Company intends to conduct its operations, and the operations of its operating partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or the 40% test. “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company intends to acquire a diversified portfolio of real estate properties, focusing healthcare facilities and data centers; however, its portfolio may include, to a much lesser extent, other real estate-related investments. The Company anticipates that it will primarily engage in the business of investing in real property either directly or, most likely, through wholly or majority owned subsidiaries, including the operating partnership. The Company intends to monitor its operations and its assets on an ongoing basis in order to ensure that neither the Company, nor any of its subsidiaries, meets the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

The Company believes that neither it nor its operating partnership will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because neither of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company, through its operating partnership, will be engaged primarily in non-investment company businesses related to real estate. Consequently, the Company expects that it and its operating partnership will be able to conduct their respective operations such that neither entity will be required to register as an investment company under the Investment Company Act.

In addition, because the Company is organized as a holding company that will conduct its business primarily through its operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations, and the operations of its operating partnership and any other subsidiary, so that the Company will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

Comment No. 5: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.

Response: The Company will provide the Staff with all promotional material and sales literature, including material that will be used only by broker-dealers. The Company acknowledges the requirements of Item 19.B of Industry Guide 5.

Comment No. 6: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share repurchase plan in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent the Company has questions as to whether the program is consistent with the relief previously granted by the Division of Corporation Finance, the Company understands that the Company should contact the Division’s Office of Mergers and Acquisitions.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Comment No. 7: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase plan in determining that the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. To the extent the Company has questions as to whether the program is consistent with the class exemption, the Company understands that it should contact the Division of Trading and Markets.

Comment No. 8: We note that you are registering $2,000,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Please refer to Rule 415(a)(2).

Response: The Company has authorized the undersigned to confirm that it reasonably expects to offer and sell $2,000,000,000 worth of shares of its common stock in the next two years.

Comment No. 9: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company will submit to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company will submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

Prospectus Cover Page

Comment No. 10: Please revise to consolidate cover page risk factors and otherwise revise your disclosure to make the cover more legible, including increasing the font size, as appropriate.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Response: The Company submits that the final prospectus, which will remove the preliminary prospectus and “Subject to Completion” language, will be printed in type that is not difficult to read. The Company further submits that the disclosure provided on the cover page of the Company’s Prospectus is disclosure that (a) is required pursuant to federal or state law, (b) has been required by the Staff or by state securities examiners in comparable public offerings of securities by the Company’s sponsor or its affiliates or by other companies in the REIT industry, or (c) provides material information necessary for investors to fully understand the Company and the offering. The Company will be unable to increase the type size on the cover page any further (after the removal of the preliminary prospectus and “Subject to Completion” language and the corresponding type size increase that will occur upon such removal) unless disclosure that falls into one or more of the above categories is removed.

Questions and Answers About this Offering, page 1

Q: When should I expect to receive distributions?

Comment No. 11: We note your disclosure on page 3 that you have not established any limit on the amount of proceeds from this offering that may be used to fund distributions. Please revise your disclosure to clarify that you may pay distributions from sources other than GAAP cash flows from operations, including offering proceeds.

Response: The “Questions and Answers About This Offering – When should I expect to receive distributions?” section beginning on page 3 of the Prospectus has been revised to disclose that the Company may pay distributions from sources other than cash flow from operations, including offering proceeds.

In addition, the Company notes that this disclosure is provided throughout the Prospectus, including in the fifth risk factor which provides, “We may pay distributions from any source, including from sources other than cash flow from operations. We may use, and have no limits on the amounts we may use, proceeds from this offering, the sale of assets, advances and financings to fund distribution.”

Q: From whom might an investment in our shares be appropriate?

Comment No. 12: We note your disclosure on page 3 that an investment in your shares may be appropriate if an investor seeks to diversify his or her personal portfolio with a finite-life, real-estate investment, which among its benefits may hedge inflation and the volatility of the stock market. Please revise to remove any reference to a hedge against inflation and volatility of the stock market as you are offering securities with limited liquidity, which do not appear comparable. Alternatively, please tell us why you believe this disclosure is appropriate.

Response: The “Questions and Answers About This Offering – For whom might an investment in our shares be appropriate?” section on page 4 of the Prospectus has been revised to remove the reference to hedging inflation and the volatility of the stock market.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Prospectus Summary, page 6

Classes of Shares, page 8

Comment No. 13: We note your disclosure on page 8 that you anticipate that the net asset value per share of any class will be the same. Please explain how the net asset value per share of any class will be the same. In particular, please tell us how net asset value per share will be the same when Class C will pay a distribution fee and Class A is subject to a sales commission.

Response: The “Prospectus Summary-Valuations” and the “Estimated NAV Calculation – Valuations” sections on pages 12 and 108-109 of the Prospectus, respectively, have been revised to remove the description that the net asset value per share will be the same for any class.

Terms of the Offering, page 9

Comment No. 14: We note your disclosure on page 9 and throughout the prospectus that you will determine your net asset value each quarter commencing during the first full quarter after your board determines, or regulatory requirements require, that you make such validation. Please revise your disclosure throughout to state the time frame when you anticipate that you will determine your net asset value and briefly explain what you mean by regulatory requirements that would require you to make such validation. In addition, please revise to explain how have determined the initial offering price of Class C and Class I, but such classes will not be offered until you begin quarterly valuations. In such explanation, please clarify whether Class C and Class I will be offered initially at net asset value.

Response: The “Prospectus Summary-Valuations” and the “Estimated NAV Calculation – Valuations” sections on pages 12 and 108-109, respectively, of the Prospectus have been revised to disclose the process and timing of the Company’s net asset value calculations. Additionally, the Company submits that the third risk factor provides that the initial offering price of the Company’s shares was established on an arbitrary basis and may not accurately reflect the value of the Company’s assets.

Summary Risk Factors, page 10

Comment No. 15: Please revise your disclosure in the eighth risk factor to clarify, if true, that the fees you will pay to affiliates may be more than what you would pay to a third party. Please make similar revisions in your risk factors section.

Response: The Company hereby confirms that the seventh risk factor, as currently drafted, includes accurate disclosure in compliance with the NASAA REIT guidelines. In this risk factor and throughout the Prospectus, the Company discloses that certain transactions are not made on an arms-length basis. However, all transactions between the Company and its sponsor or any affiliate thereto must be deemed, by a majority of the Company’s independent directors, as fair and reasonable to the Company and on terms and condition no less favorable to the Company than those available from unaffiliated third parties. Therefore, the Company respectfully submits that the disclosure in the seventh risk factor is in full compliance with the NASAA REIT Guidelines.

Exit Strategy – Liquidity Event, page 13

Comment No. 16: We note your disclosure regarding a Liquidity Event on page 13. Please revise your risk factor disclosure, including your cover risk factor disclosure, to clarify that there is no requirement to ever provide liquidity.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Response: The Company has revised the risk factor disclosure, including the risk factor disclosure on the cover page of the Prospectus, to clarify that there is no requirement to ever provide liquidity in response to the Staff’s comment.

Conflicts of Interest, page 14

Comment No. 17: Please revise your disclosure on page 14 to specifically identify the management and key personnel of your advisor who must determine which investment opportunities to recommend to you and how to allocate resources as well as your officers and two directors that will face conflicts because of their affiliation with your advisor. In addition, please revise the chart on page 15 to identify the natural person(s) who control your sponsor and dealer-manager.

Response: The “Prospectus Summary – Conflicts of Interest” section of the Prospectus has been revised to include cross-references to the “Management – Executive Officers and Directors,” “Management – The Advisor” and “Management – Investment Decisions” sections of the Prospectus which contain the names and biographies of the individuals on the investment committee and a summary of the investment committee’s responsibilities. The Company submits that the “Management – Investment Decisions” section of the Prospectus will be revised to identify the members of the Company’s investment committee, including the individual who will make determinations as to which investment opportunities to recommend, when such information is available. Additionally, the chart entitled “Organizational Structure” contained in the Prospectus has been revised to include the principals controlling the Company’s sponsor and dealer manager.

Compensation to Our Advisor and its Affiliates, page 16

Comment No. 18: Please revise your organization and offering expenses, in this section and in your Management Compensation disclosure beginning on page 84, to disclose the maximum amount of the fee based on the maximum primary offering and the distribution reinvestment plan.

Response: The Company has revised the “Prospectus Summary – Compensation to Our Advisor and Its Affiliates” and “Management Compensation” sections, beginning on pages 17 and 84 of the Prospectus, respectively, to disclose the maximum organization and offering expenses based on the maximum primary offering and distribution reinvestment plan, as requested.

Comment No. 19: We note you may pay your property manager a separate fee for a one-time initial rent-up or leasing-up. Please revise to quantify this separate fee.

Response: The Company has revised the “Prospectus Summary – Compensation to Our Advisor and Its Affiliates” and “Management Compensation” sections beginning on pages 17 and 84 of the Prospectus to disclose additional details regarding the one-time initial rent-up fee. However, the Company submits that the one-time initial rent-up fees are not quantifiable at this time.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Comment No. 20: We note that you will reimburse your advisor for operating expenses incurred on your behalf. Please revise to clarify whether you intend to reimburse your advisor for personnel costs. As applicable, please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings, disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, any incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: The Company submits that it will not reimburse the advisor or its affiliates for salaries and benefits paid by the advisor or its affiliates to the Company’s named executive officers. However, the Company does hereby undertake to include in future filings that require disclosure pursuant to Item 402 or Item 404 of Regulation S-K the amount of fees paid to the advisor and the amounts paid pursuant to asset management fees and the reimbursement provision regarding personnel costs, if any.

Comment No. 21: We note that, upon termination of the advisory agreement, your advisor shall be entitled to a subordinated termination fee. Please revise to quantify this fee and explain how such fee is determined. In addition, please revise your risk factor disclosure, as applicable, to describe the risks relating to the difficulty in terminating your advisor even for poor performance.

Response: The Company respectfully notes that footnote 9 to the “Management Compensation” section beginning on page 84 of the Prospectus and the “Management – The Advisory Agreement” section beginning on page 78 of the Prospectus provide detailed descriptions of how the subordinated termination fee will be calculated and determined. In particular, the disclosure provides that the subordinated termination fee, if any, will equal to the sum of: (A) 15.0% of the amount, if any, by which (1) the sum of (v) the fair market value (determined by appraisal as of the termination date) of the Company’s investments on the termination date, less (w) any loans secured by such investments, plus (x) total distributions paid through the termination date on shares issued in this offering on the termination date, less (y) any amounts distributable as of the termination date to limited partners who received OP Units (as defined in the Prospectus) in connection with the acquisition of any investments upon the liquidation or sale of such investments (assuming the liquidation or sale of such investments on the termination date), exceeds (2) the sum of the gross proceeds raised in this offering on the termination date (less amounts paid on or prior to the termination date to purchase or redeem any shares of our common stock purchased in an offering pursuant to our share repurchase plan) and the total amount of cash that, if distributed to those stockholders who purchased shares of our common stock in this offering on or prior to the termination date, would have provided such stockholders an annual 6.0% cumulative, non-compounded return on the gross proceeds raised in this offering on the termination date, measured for the period from inception through the termination date.

The Company revised the risk factor disclosure on the cover page and pages 13 and 32-33 of the Prospectus to disclose that compensation may be paid to the Company’s advisor if the advisory agreement is terminated.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Management, page 70

Executive Officers and Directors, page 72

Comment No. 22: For each named executive officer or director, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please also revise on page 77 to provide similar disclosure for the officers and key personnel of your advisor. Please refer to Item 401 of Regulation S-K.

Response: The Company has revised the employment histories provided in the “Management – Executive Officers and Directors” and “Management – The Advisor” sections beginning on pages 72 and 77, respectively, of the Prospectus to include the months for all time periods covering the most recent five years.

Dealer Manager, page 81

Comment No. 23: We note you indicate on page 82 that Patrick Miller’s background is described in “- The Advisor” section. We are unable to locate this disclosure. Please revise or advise.

Response: The Company revised the “Management – Affiliated Companies – Dealer Manager” section on page 81 of the Prospectus to include Patrick Miller’s biographical information.

Conflicts of Interest, page 92

Interests in Other Real Estate Programs, page 92

Comment No. 24: Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you. In addition, please revise your disclosure on page 93 to identify which other programs and entities are (i) still purchasing properties and (ii) may directly compete with you for investment opportunities.

Response: The Company has revised the “Conflicts of Interest – Interests in Other Real Estate Programs” and “Conflicts of Interests – Competition in Acquiring, Leasing and Operating of Properties” sections on pages 92 and 93 of the Prospectus to identify the specific affiliated programs, as requested.

Valuation Procedures, page 108

Comment No. 25: Please tell us how the Independent Valuation Firm will be compensated and whether the fees create a conflict of interest with respect to valuations. Please revise the disclosure to describe all material conflicts of interest, as applicable.

Response: The Company hereby confirms that the Company has not yet engaged an independent valuation firm. The Company hereby submits it will disclose how such independent valuation firm will be compensated and any potential conflicts of interests with respect to such valuations, should the Company’s board of directors engage an independent valuation firm.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Comment No. 26: Please tell us what consideration you have given to identifying the Independent Valuation Firm as an expert and filing their consent as an exhibit to the registration statement. Please refer to Section 7(a) and Rule 436 of the Securities Act.

Response: The Company hereby confirms that the Company has not yet engaged an independent valuation firm. The Company hereby undertakes to provide disclosure regarding the consideration given to the independent valuation firm, when chosen, in compliance with Section 7(a) and Rule 436 of the Securities Act.

Prior Performance Summary, page 122

Comment No. 27: We note your disclosure on page 122 that the information represents the historical experience of certain real estate programs sponsored or managed over the last ten years by Mr. Carter. Please tell us whether you have disclosed all programs in which Mr. Carter raised money from passive investors to invest in real estate.

Response: The Company hereby confirms that the disclosure provided in the Prospectus includes all programs in which Mr. Carter, through his affiliates or otherwise, was deemed to raise capital from passive investors through investment in real estate. The Company respectfully submits that Carter & Associates, an affiliate of Mr. Carter’s, has managed certain other real estate programs, as disclosed in the “Prior Performance Summary – Narrative Summary of Program Properties” section beginning on page 119 of the Prospectus.

Comment No. 28: Please revise to provide the Tables required by Appendix I of Industry Guide 5 or advise.

Response: The Company hereby confirms that it has updated the prior performance data set forth in the “Prior Performance Summary” section beginning on page 118 of the Prospectus and in the Prior Performance Tables attached as Appendix A to the Prospectus.

Comment No. 29: We note your disclosure that Carter & Associates generally provided its own capital while partnering with other institutional or private equity investors. Please tell us whether Carter & Associates had investment control of the CREF I and CREF II. In addition, please disclose whether Carter & Associates has real estate experience focusing on data centers and healthcare facilities.

Response: The Company hereby confirms that Carter & Associates had investment control of The Carter Real Estate Fund I and The Carter Real Estate Fund II. In addition, the “Prior Performance Summary – Carter & Associates” section beginning on page 119 of the Prospectus has been revised to reflect that Carter & Associates has prior experience focusing on data centers and healthcare facilities.

MORRIS, MANNING & MARTIN, LLP

Jennifer Gowetski, Senior Counsel

Securities Exchange Commission

October 11, 2013

Federal Income Tax Considerations, page 127

Legal Counsel Opinion, page 127

Comment No. 30: Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Morris, Manning & Martin, LLP.

Response: The Company hereby undertakes revise the disclosure in the Prospectus, prior to effectiveness, to reflect it has received the opinion of Morris, Manning & Martin, LLP.

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

Comment No. 31: Please revise to include a report of independent registered public accounting firm that contains an electronic signature.

Response: The Company hereby confirms that the independent registered public account firm’s consent has been filed as exhibit 23.1 to the Registration Statement.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

Comment No. 32: Please revise to provide an exhibit index and to file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence. In addition, please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: The Company notes that the Company’s form of charter and consent of the independent registered public account have been filed as exhibits to the Registration Statement. With respect to the other required exhibits, the Company hereby undertakes to file such exhibits as promptly as possible.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Sincerely,

/s/ Heath D. Linsky

Enclosures